UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	_______________________ OMB APPROVAL OMB Number: 3235-0080 Expires: February 28, 2009 Estimated average burden hours per response....... 1.00
FORM 25 NOTIFICATION OF REMOVAL FROM LISTING AND/OR REGISTRATION UNDER SECTION 12(b) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-4423

Hewlett-Packard Company, NYSE Arca, Inc.(formerly Pacific Stock Exchange)
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(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

 3000 Hanover Street, Palo Alto, CA 94304-1112    (650) 857-1501
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(Address, including zip code,and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share
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(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

17 CFR 240.12d2-2(a)(1)

17 CFR 240.12d2-2(a)(2)

17 CFR 240.12d2-2(a)(3)

17 CFR 240.12d2-2(a)(4)

     Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange. [1]

     Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR.240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934,   Hewlett-Packard Company   (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

May 22, 2006 Date	By	/s/ Charles N. Charnas Name	Vice President, Deputy General Counsel and Assistant Secretary Title

_________________ (1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

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